17672 Laurel Park Dr. North, Suite 400E
Livonia, Michigan 48152

October 11, 2012

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re: Tower International, Inc.

Registration Statement on Form S-3, as amended

       File No. 333-183117

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tower International, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m. Eastern Time on Monday, October 15, 2012, or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact D. Richard McDonald of Dykema Gossett PLLC, legal counsel to the Company, at (248)-203-0859, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/James Gouin

Executive Vice President and Chief Financial Officer

cc:	Nanette Dudek

D. Richard McDonald, Esq.